SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 February, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 03 February 2025
Exhibit 1.2	Transaction in Own Shares dated 04 February 2025
Exhibit 1.3	Transaction in Own Shares dated 05 February 2025
Exhibit 1.4	Transaction in Own Shares dated 06 February 2025
Exhibit 1.5	Transaction in Own Shares dated 07 February 2025
Exhibit 1.6	Sec. 41 WpHG voting rights dated 11 February 2025
Exhibit 1.7	Director/PDMR Shareholding dated 11 February 2025
Exhibit 1.8	Director Declaration dated 13 February 2025
Exhibit 1.9	Director/PDMR Shareholding dated 20 February 2025
Exhibit 1.10	Preliminary announcement of publication date dated 27 February 2025

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 February 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,800,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,800,000	750,000	1,250,000
Highest price paid per Share (pence):	420.95	420.95	420.95
Lowest price paid per Share (pence):	410.75	410.85	410.80
Volume weighted average price paid per Share (pence):	416.0150	416.4195	416.4743

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	416.0150	4,800,000
Cboe (UK)/BXE	416.4195	750,000
Cboe (UK)/CXE	416.4743	1,250,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7301V_1-2025-2-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 February 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,044,039,913
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	480,843,021
New total number of voting rights (including treasury shares):	16,529,965,434

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 04 February 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,600,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,600,000	750,000	1,250,000
Highest price paid per Share (pence):	422.55	422.15	422.15
Lowest price paid per Share (pence):	411.45	411.45	411.55
Volume weighted average price paid per Share (pence):	415.7817	415.4617	415.5689

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	415.7817	4,600,000
Cboe (UK)/BXE	415.4617	750,000
Cboe (UK)/CXE	415.5689	1,250,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9084V_1-2025-2-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	04 February 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,037,389,913
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	480,843,021
New total number of voting rights (including treasury shares):	16,523,315,434

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 February 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,350,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,350,000	750,000	1,250,000
Highest price paid per Share (pence):	426.70	426.65	426.70
Lowest price paid per Share (pence):	421.50	421.55	421.55
Volume weighted average price paid per Share (pence):	424.3311	424.3192	424.3068

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	424.3311	4,350,000
Cboe (UK)/BXE	424.3192	750,000
Cboe (UK)/CXE	424.3068	1,250,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0789W_1-2025-2-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 February 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,030,589,913
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	480,843,021
New total number of voting rights (including treasury shares):	16,516,515,434

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 06 February 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,250,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,250,000	750,000	1,250,000
Highest price paid per Share (pence):	435.90	435.85	435.90
Lowest price paid per Share (pence):	426.95	426.50	426.70
Volume weighted average price paid per Share (pence):	431.3571	431.4821	431.4958

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	431.3571	4,250,000
Cboe (UK)/BXE	431.4821	750,000
Cboe (UK)/CXE	431.4958	1,250,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2497W_1-2025-2-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	06 February 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,023,989,913
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	480,843,021
New total number of voting rights (including treasury shares):	16,509,915,434

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 07 February 2025 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,919,940 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 October 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,919,940	750,000	1,250,000
Highest price paid per Share (pence):	435.35	435.30	435.30
Lowest price paid per Share (pence):	429.30	429.65	429.60
Volume weighted average price paid per Share (pence):	433.1067	433.1155	433.1282

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	433.1067	3,919,940
Cboe (UK)/BXE	433.1155	750,000
Cboe (UK)/CXE	433.1282	1,250,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4139W_1-2025-2-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 February 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,017,639,913
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	480,843,021
New total number of voting rights (including treasury shares):	16,503,565,434

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

 Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 February 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,011,983,358
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	480,249,576
New total number of voting rights (including treasury shares):	16,497,315,434

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 February 2025

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,006,063,418
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	480,249,576
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position / status	Chief financial officer / director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3325	5
d)	Aggregated information - Volume - Price - Total	5 £4.3325 £21.66
e)	Date of the transaction	10 February 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position / status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3325	87
d)	Aggregated information - Volume - Price - Total	87 £4.3325 £376.93
e)	Date of the transaction	10 February 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

13 February 2025

BP p.l.c.

(the "Company")

Director Declaration

In accordance with UK Listing Rule 6.4.9, BP p.l.c. announces that Karen Richardson, non-executive director of the Company, has been appointed as a director to the board of Artius II Acquisition Inc. (Artius II), effective 13 February 2025.

Artius II was listed on The Nasdaq Global Market on 13 February 2025.

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position / status	Chief financial officer / Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Group Share Value Plan, following adjustments for performance, tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	79,836
d)	Aggregated information - Volume - Price - Total	79,836 Nil consideration (market value £4.67) Nil (market value £372,834.12)
e)	Date of the transaction	19 February 2025
f)	Place of the transaction	Outside a trading venue
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position / status	Chief financial officer / Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Individual Share Value Plan, following adjustments for tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	60,757
d)	Aggregated information - Volume - Price - Total	60,757 Nil consideration (market value £4.67) Nil (market value £283,735.19)
e)	Date of the transaction	19 February 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position / status	Person Closely Associated with Murray Auchincloss, chief executive officer / Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Restricted Share Plan II, following adjustments for tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	6,098
d)	Aggregated information - Volume - Price - Total	6,098 Nil consideration (market value £4.67) Nil (market value £28,477.66)
e)	Date of the transaction	19 February 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position / status	Person Closely Associated with Murray Auchincloss, chief executive officer / Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the release of Restricted Share Units under the bp Share Value Plan, following adjustments for tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	7,081
d)	Aggregated information - Volume - Price - Total	7,081 Nil consideration (market value £4.67) Nil (market value £33,068.27)
e)	Date of the transaction	19 February 2025
f)	Place of the transaction	Outside a trading venue

EDIP Deferred award 2022 - vesting

BP p.l.c. announces that, on 19 February 2025, the vesting of shares previously awarded to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan ("EDIP") occurred. The EDIP award represented 50% of the 2021 annual cash bonus, deferred into shares for three years.

	Vested amount	Shares representing tax liabilities and costs	Released amount
Murray Auchincloss	190,138	89,544	100,594

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position / status	Chief executive officer / Director
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dealing costs and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	100,594
d)	Aggregated information - Volume - Price - Total	100,594 Nil consideration. Market value £4.6330 per share Nil. Market value £466,052.00
e)	Date of the transaction	19 February 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.10

Preliminary Announcement on the publication of financial statements

London - 27 February 2025

BP p.l.c. ("bp") announces in accordance with Articles 114 and 117 of the WpHG (the German Securities Act) that the Annual Financial Report in English shall be disclosed on 06 March 2025 and can be found at the following web address: https://www.bp.com/en/global/corporate/investors/results-reporting-and-presentations/annual-report.html.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 March 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary